**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**FORM 6-K**


**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**


**Report on Form 6-K dated**


**August 1, 2005**


**AngloGold Ashanti Limited**
**(Name of Registrant)**

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
**(Address of Principal Executive Offices)**


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒       Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑     **No**: ☒


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑     **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑     **No**: ☒

Enclosures:      ANGLOGOLD ASHANTI DIRECTORATE



**DIRECTORATE CHANGES**

The following changes have taken place to the board of AngloGold Ashanti Limited:

| Name | Nature of Change |
|------|------------------|
| Mr J G Best  (Executive director : finance) | Resigned as a director effective 31 July 2005 |
| Mr A W Lea  (Non-executive director) | Resigned as a director effective 31 July 2005 |
| Mr S Venkatakrishnan  (Executive director : finance) | Appointed as a director effective 1 August 2005 |
| Mr R Médori  (Non-executive director) | Appointed as a director effective 1 August 2005 |
| Dr S E Jonah  (President) | Relinquished his appointment as an executive director but retains his position on the board of directors in the capacity as a non-executive director and President of the company, effective 1 August 2005 |

Taking account of the above the board of directors should read as follows:

| Directors | | | Alternate Directors | |
|-----------|--|--|---------------------|--|
| Mr R P Edey | (Chairman) | (British) | | |
| Dr T J Motlatsi | (Deputy Chairman) | | | |
| Mr R M Godsell | (Chief Executive Officer) | | | |
| Dr S E Jonah, KBE | (President) | (Ghanaian) | | |
| Mr F B Arisman | | (American) | | |
| Mr S Venkatakrishnan | | (British) | | |
| Mrs E le R Bradley | | | | |
| Mr C B Brayshaw | | | | |
| Mr R Carvalho Silva | | (Brazilian) | | |
| Mr R Médori | | (French) | Mr P.G. Whitcutt | |
| Mr W A Nairn | | | Mr A.H. Calver | (British) |
| Mr N F Nicolau | | | | |
| Mr S R Thompson | | (British) | | |
| Mr A J Trahar | | | | |
| Mr K H Williams | | | | |
| Mr P L Zim | | | Mr D.D. Barber | |

1 August 2005


JSE Sponsor – UBS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited


Date: August 1, 2005                    By: /s/ C R Bull

Name: C R Bull
Title:   Company Secretary